Via Facsimile and U.S. Mail
Mail Stop 4720

September 21, 2009

Lawrence A. Kenyon
Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: Par Pharmaceutical Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File Number: 001-10827

Dear Mr. Kenyon,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief